NEWS RELEASE

September 1, 2005

  Symbols:  TSX-Ven.CDU

     AMEX.CDY

FSX.CR5

CARDERO RECIEVES BAJA CALIFORNIA, MEXICO IOCG DRILL PERMIT

Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to announce that it has received the anticipated drill permits from Mexican provincial authorities in Baja California Norte for its Phase I Alisitos Belt IOCG diamond drill campaign. Cardero is now in position to complete final site preparation at the first target, San Fernando, which includes camp set up, drill pad preparation and drill-rig mobilization.

The Company assumed operatorship of the project on July 13, 2005 and has since successfully completed the “Land Use” report, lodged the drill permission application and taken officials on a site visit of San Fernando and Amargosa targets.

Cardero anticipates that the 1900m drilling campaign, designed by Anglo American to test the San Fernando and Amargosa IOCG targets, will begin in early- to mid-September.  San Fernando, the highest priority target defined to date, will initially be tested with five diamond drill-holes for an approximately total of 1500m diamond drilling (Table 1 & Figure 1).

At Mina San Fernando reports from the early 1900s, state that it was intermittently worked from 1769 to 1907 with the majority of development occurring in the period 1900 - 1907 when the 'Main' and 'Ingelesa' shafts were deepened to approximately 180 and 140 metres respectively with 800 metres of drifting on 6 levels.

Production appears to have exploited structurally controlled, high-grade, copper mineralization and abruptly ceased in 1907 in 15 feet of 'massive chalcopyrite' mineralization as a result of the Mexican Revolution.  Sampling of high grade pillars at 120 foot depth in 1910 returned values of 25%, 35.5% and 18.8% Cu and in 1922 a 'systematic' channel sample from disseminated mineralization reportedly returned 71 feet at 2.26% Cu.  Recent grab samples from dumps at the San Fernando shafts have assayed up to 7% copper.  The average grade of mineralization sampled to date on the property appears to range between 1-2% copper and 0.5 - 1.0 g/t gold.

Subsequent detailed magnetic, gravity and Induced Polarization surveys by Anglo have successfully outlined a very large, coherent, geophysical anomaly associated with, and extending to the east, west and south of the significant Mina San Fernando occurrence.  The core of the anomaly has the following modeled dimensions: 2.4 kilometres E-W by 600 metres N-S and extending for several hundred metres depth (Figure 1).

“Cardero is excited to be in a position to commence the long anticipated drill program and looks forward as operators to take this the project to the next level,” stated Henk Van Alphen, president of Cardero.  “Given the significant interest generated over the past two years we look forward to releasing results in a timely manner”.

Table 1: Proposed San Fernando drill-holes and target characteristics:

Borehole Number	Target
05-SF-001
  Eastern margin of main magnetic anomaly, co-incident IP (chargeability – resisitivity) anomaly below known mineralization.
  Down-dip extension of Mina San Fernando mineralization (reported to have ceased in 15’ of massive chalcopyrite mineralization).

05-SF-002	Main magnetic anomaly – gravity high (4 mGals). Highest modelled chargeability anomaly on property (~70ms) and associated resisitivity low / conductivity high.
05-SF-003	Complex magnetic – gravity anomaly, geophysically similar response to Mina San Fernando. Associated chargeability high (50ms) – resisitivity low.
05-SF-004	Moderate modelled chargeability anomaly (40ms) and adjacent offset resisitvity low within main magnetic body.
05-SF-005	Moderate modelled chargeability anomaly (30ms) within main magnetic body.

05-SF-005
05-SF-004
05-SF-001
05-SF-002
05-SF-003
7069
5658
4247
2836
1426
15
Resistivity
(ohm-m)
N
up
E
Chargeability (mS)
0.00
25.00
50.00
75.00
Susceptibility (SI)
0.00
0.12
0.24
0.36
0.48
0.60

 Figure 1:

View N of 3D magnetic body showing positions of IP lines.  Panels = resistivity, here inverted – ie cool colours reflect resistivity highs, hot colours resistivity lows (conductivity highs).  Position of 30 millisecond chargeability shell relative to magnetic anomaly in purple.  Location of proposed diamond drillholes in white.

EurGeol Mark D. Cruise, Cardero’s Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information contained in this news release.

The Company further announces that pursuant to the distribution of 2,600,000 units via brokered private placement on March 17, 2004 and, subject to regulatory acceptance, it is extending the term of the share purchase warrants thereto for an additional six months to March 17, 2006.  Each unit consisted of one common share and one common share purchase warrant exercisable at a price of $3.25 to March 17, 2005 or $3.50 to September 17, 2005.  All remaining warrant terms are unchanged.

And finally, the Company announces that, pursuant to its Stock Option Plan, incentive stock options have been granted to directors, officers, employees and/or consultants of up to an aggregate 225,000 shares in the capital stock of the Company. The options are exercisable at a price of $3.00 per share on or before September 1, 2007.

The Company is well financed with $16 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, silver, copper, iron ore-copper-gold (IOCG) and iron projects, which will ensure the recognition of Cardero as a world-class exploration and development company.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: (604) 408-7488 / Fax:  (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not an offer to buy or sell securities in the United States.